UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Buckeye Partners, L.P.

(Name of Issuer)

LP Units representing limited partner interests

(Title of Class of Securities)

118230101

(CUSIP Number)

December 31, 2012

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 118230101	13G

1.	Name of Reporting Persons: First Reserve GP XI, Inc.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: -0-
	6.	Shared Voting Power: 5,144,979
	7.	Sole Dispositive Power: -0-
	8.	Shared Dispositive Power: 5,144,979
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,144,979
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 5.1%
12.	Type of Reporting Person (See Instructions): CO

CUSIP No. 118230101	13G

1.	Name of Reporting Persons: First Reserve GP XI, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: -0-
	6.	Shared Voting Power: 5,144,979
	7.	Sole Dispositive Power: -0-
	8.	Shared Dispositive Power: 5,144,979
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,144,979
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 5.1%
12.	Type of Reporting Person (See Instructions): PN

CUSIP No. 118230101	13G

1.	Name of Reporting Persons: FR XI Onshore AIV II, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: -0-
	6.	Shared Voting Power: 5,144,979
	7.	Sole Dispositive Power: -0-
	8.	Shared Dispositive Power: 5,144,979
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,144,979
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 5.1%
12.	Type of Reporting Person (See Instructions): PN

CUSIP No. 118230101	13G

1.	Name of Reporting Persons: William E. Macaulay
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: -0-
	6.	Shared Voting Power: 5,144,979
	7.	Sole Dispositive Power: -0-
	8.	Shared Dispositive Power: 5,144,979
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,144,979
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 5.1%
12.	Type of Reporting Person (See Instructions): IN

CUSIP No. 118230101	13G

Item 1.	(a)	Name of Issuer

Buckeye Partners, L.P. (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:

One Greenway Plaza, Suite 600, Houston, Texas 77046

Item 2.	(a)	Name of Person Filing

This Schedule 13G is filed on behalf of each of the following entities and person (collectively, the “Reporting Persons”):

First Reserve GP XI, Inc.

First Reserve GP XI, L.P.

FR XI Onshore AIV II, L.P.

William E. Macaulay

FR XI Onshore AIV II, L.P. (“Onshore”) directly holds the LP Units listed in Item 4 below. First Reserve GP XI, L.P. (“GP LP”) is the general partner of Onshore, and First Reserve GP XI, Inc. (“GP Inc.”) is the general partner of GP LP. Mr. Macaulay is a director of GP Inc. and has the right to appoint a majority of the board of directors of GP Inc. In such capacities, Mr. Macaulay, GP LP and GP Inc. may be deemed to share beneficial ownership of any securities of the Issuer held by Onshore.

	(b)	Address of Principal Business Office

One Lafayette Place, Third Floor, Greenwich, Connecticut 06830

	(c)	Citizenship

Onshore, GP LP and GP Inc. are organized under the laws of the State of Delaware. Mr. Macaulay is a U.S. citizen.

	(d)	Title of Class of Securities

LP Units representing limited partner interests.

Class B Units, a separate class of the Issuer’s limited partner interests, have the same voting rights as if they were LP Units and vote together as a class with the LP Units. In addition, Class B Units share equally with LP Units (i) with respect to the payment of distributions

CUSIP No. 118230101	13G

and (ii) in the event of a liquidation of the Issuer. The Issuer has the option to pay distributions on the Class B Units with cash or by issuing additional Class B Units. If the Issuer elects to pay distributions on the Class B Units by issuing additional Class B Units, the number of additional Class B Units to be issued is the quotient of (A) the amount of the cash distribution payable to the holder of Class B Units, divided by (B) (1) the volume-weighted average price of LP Units for the 10 trading days immediately preceding the date the distributions are declared, less (2) a discount of 15%. Class B Units will convert into LP Units on a one-for-one basis on the earlier of (i) the date on which at least 4 million barrels of incremental storage capacity are placed in-service by Bahamas Oil Refining Company International Limited and (ii) the January 18, 2014.

	(e)	CUSIP Number

118230101

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership.

Set forth below is information regarding the aggregate number and percentage of LP Units of the Issuer beneficially owned by each of the Reporting Persons as of December 31, 2012 (all percentages of LP Units (including Class B Units) reported in this statement on Schedule 13G have been calculated based on 97,271,061 LP Units, plus the 5,144,979 Class B Units held by the Reporting Persons on an as-converted basis) outstanding on January 24, 2013, as reported in the Issuer’s Prospectus Supplement dated January 24, 2013, filed with the Securities and Exchange Commission on January 25, 2013.

	(a)	Amount beneficially owned:

As of December 31, 2012, each of the Reporting Persons may be deemed to have been the beneficial owner of 5,144,979 LP Units (consisting of 5,144,979 Class B Units) held by Onshore.

	(b)	Percent of class:

As of December 31, 2012, based on this number of outstanding LP Units, each of the Reporting Persons may be deemed to have been the beneficial owner of approximately 5.1% of the total number of outstanding LP Units.

	(c)	Number of units as to which each Reporting Person may be deemed to have:

(i) Sole power to vote or to direct the vote:

0

CUSIP No. 118230101	13G

(ii) Shared power to vote or to direct the vote:

5,144,979

(iii) Sole power to dispose or to direct the disposition of:

0

(iv) Shared power to dispose or to direct the disposition of:

5,144,979

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Each of the Reporting Persons hereby makes the following certification:

By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a–11.

CUSIP No. 118230101	13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2013

FIRST RESERVE GP XI, INC.

By:	/s/ Anne E. Gold
Name:	Anne E. Gold
Title:	Chief Compliance Officer, Secretary & Assistant Treasurer

FIRST RESERVE GP XI, L.P.

By:	First Reserve GP XI, Inc., its general partner

By:	/s/ Anne E. Gold
Name:	Anne E. Gold
Title:	Chief Compliance Officer, Secretary & Assistant Treasurer

FR XI ONSHORE AIV II, L.P.

By:	First Reserve GP XI, L.P., its general partner

By:	First Reserve GP XI, Inc., its general partner

By:	/s/ Anne E. Gold
Name:	Anne E. Gold
Title:	Chief Compliance Officer, Secretary & Assistant Treasurer

WILLIAM E. MACAULAY

By:	/s/ Anne E. Gold
By:	Anne E Gold, Attorney-in-Fact